SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

inTEST Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

461147100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461147100	13G	Page 1 of 6 Pages

1.	NAMES OF REPORTING PERSONS Thomas A. Satterfield, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,000
	6.	SHARED VOTING POWER 994,100*
	7.	SOLE DISPOSITIVE POWER 5,000
	8.	SHARED DISPOSITIVE POWER 994,100*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 999,100
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.6%(1)
12.	TYPE OF REPORTING PERSON IN

*	Includes 550,000 shares held directly by A.G. Family L.P., which shares are separately reported on page 2 of this Schedule 13D.

(1)	Based on 10,425,178 shares of Common Stock of inTEST Corporation outstanding as of October 31, 2012, as reported by inTEST Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 14, 2012.

CUSIP No. 461147100	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS A.G. Family L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 550,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 550,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 550,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3%(2)
12.	TYPE OF REPORTING PERSON PN

(2)	Based on 10,425,178 shares of Common Stock of inTEST Corporation outstanding as of October 31, 2012, as reported by inTEST Corporation in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 14, 2012.

CUSIP No. 461147100	13G	Page 3 of 6 Pages

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

inTEST Corporation

(b)	Address of Issuer’s Principal Executive Offices:

804 East Gate Drive, Suite 200
Mt. Laurel, New Jersey 08054

Item 2.

(a)	Name of Person Filing:

Thomas A. Satterfield, Jr.

A.G. Family L.P.

Attached as Exhibit A is a copy of a Joint Filing Agreement between Thomas A. Satterfield, Jr. and A.G. Family L.P.

(b)	Address of Principal Business Office or, if none, Residence:

Thomas A. Satterfield
2609 Caldwell Mill Lane
Birmingham, Alabama 35243

A.G. Family L.P.
571 McDonald Road
Rockwall, Texas 75032

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Page.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Page.

(e)	CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 461147100	13G	Page 4 of 6 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Page.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Page.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Page.

(ii) Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Page.

(iii) Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Page.

(iv) Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 85,000 shares are held jointly with Mr. Satterfield’s spouse; 50,000 shares are held by Tomsat Investment & Trading Co., Inc., a corporation wholly-owned by Mr. Satterfield and of which he serves as President; and 275,100 shares are held by Caldwell Mill Opportunity Fund, which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager. Additionally, Mr. Satterfield has limited powers of attorney for voting and disposition purposes with respect to the following shares: A.G. Family L.P. (550,000 shares); Jeanette Satterfield Kaiser (25,000 shares); and Richard Kaiser (9,000 shares). These individuals and entities have the right to receive or the power to direct the receipt of the proceeds from the sale of their respective shares.

CUSIP No. 461147100	13G	Page 5 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 461147100	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2013
Date

/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr.

A.G. Family L.P., a Texas limited partnership

By: GLMS, LLC, its General Partner

By:	/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr., by Power of Attorney

Exhibit A

AGREEMENT FOR

JOINT FILING OF SCHEDULE 13G

Thomas A. Satterfield, Jr. and A.G. Family L.P. hereby agree to file jointly the statement on Schedule 13G to which this Agreement for Joint Filing of Schedule 13G (this “Agreement”) is attached, as well as any amendments thereto which may be deemed necessary, pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934.

Each of the parties hereto represents that such party is individually eligible to use Schedule 13G to satisfy such party’s reporting obligations.

It is understood that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of the information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

February 6, 2013
Date

/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr.

A.G. Family L.P., a Texas limited partnership

By: GLMS, LLC, its General Partner

By:	/s/ Thomas Adger Satterfield
Thomas Adger Satterfield, its Authorized Person